October 18, 2006

Mail Stop 4561

Corporation Services Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

   Re: Grant Enterprises, Inc.
     Amendment No. 5 to Form SB-2
     Filed September 26, 2006
     Registration No. 333-127259

Dear Mr. Shadmer:

   We have reviewed your responses to our letter dated September 1, 2006 and amendment to the Form SB-2 and have the following comments.

About the Company, page 1

1. Please see our prior comment 2. If available, please show the revenues attributable to the vended chairs as opposed to the sold chairs here and elsewhere, as applicable.

Summary Financial Data, page 1

2. You have not included any statement of operations balances for the six months ended June 30, 2006 or 2005. Revise as appropriate.

Certain Relationships and Related Transactions, page 16

3. Your disclosure in this section requires clarification and revision to comply with Item 404 of Regulation S-B. Please revise to discuss the material terms of the

unsecured note, including the amount of the note. File the note as an exhibit to the registration statement. Revise to clarify "S. 2005" and disclose what you mean by "partners' capital" and who the "majority unit holder of the subsidiary" is. Please clarify if the "majority partner" is Mr. Carrigan, and if not, who the "majority partner" is, as well as whether the referenced "subsidiary" is Grant Enterprises, LLC.

4. We note your discussion on page F-8 regarding the working capital loan and pre-payments to the primary shareholder of the company. Please discuss these transactions in this section and specifically name the primary shareholder. Please disclose the largest aggregate amount of principal outstanding during the last three fiscal years, the amount outstanding as of the latest practicable date, the amount of principal paid during the last three fiscal years, the amount of interest paid during the last three fiscal years, if any, and the rate or amount of interest payable on the indebtedness, if any.

Management Discussion and Analysis
Results of Operation
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 15

5. Your disclosure contains general and administrative expense and net income (loss) balances that do not agree to the balances reported in your audited financial statements for the years ended December 31, 2005 and 2004. Revise as appropriate.

Consolidated Financial Statements as of and for the Year Ended December 31, 2005 and December 31, 2004
Consolidated Balance Sheets, page F-2

6. We note your financial statement caption "prepaid expenses" are related party advances made to your shareholder based on your disclosure on page F-8. Revise the description of your financial statement caption to disclose that these advances are receivable from a related party shareholder. We refer you to Rule 5-02.3(a)(2) of Regulation S-X. In addition, please be advised that you will need to evaluate these shareholder advances to determine whether they are prohibited pursuant to Section 402 of the Sarbanes-Oxley Act of 2002 once this registration is declared effective.

Notes to the Financial Statements
Revenue Recognition, page F-6

7. We have read your response to prior comment number 12 and do believe you
    have adequately supported your conclusion that revenue earned from the resale of
    Chairs should be reported on the gross basis pursuant to EITF 99-19. Your
    response indicates that you believe you are the primary obligator in these
    arrangements. However, it appears that the supplier is ultimately responsible for
    fulfillment in these transactions. That is, the supplier ships the product directly to
    the end customer and you are not responsible for developing or manufacturing
    any aspect of the Chair. Therefore, it appears you primarily facilitate shipment in
    these transactions as you do not take title to the products until shipment. Further,
    it would appear that the customer would know that they are purchasing the
    product from the supplier. That is, it would appear the marketing materials used
    during the sales process would be from the supplier. Therefore, it does not appear
    that you are the primary obligator in these arrangements. Further, you do not
    have general inventory risk as contemplated by paragraph 8 of EITF 99-19 (i.e.
    'front-end' inventory risk) since you do not take title to the product before the
    product is ordered by the customer. That is, it appears you only have 'back-end'
    inventory risk pursuant to paragraph 13 of EITF 99-19. Note, since you assert
    these arrangements do not have a general right of return, it appears the back-end
    inventory risk is mitigated. Further, the services you perform (e.g. installation)
    are the type of services contemplated by paragraph 10, not paragraph 8 of EITF
    99-19. Therefore, it does not appear you have met the stronger indicators of EITF
    99-19 to report revenues on the gross basis. We refer you to Exhibit A, Example
    1 of EITF 99-19. Revise and restate your financial statements to report revenue
    from the sale of chairs on the net basis.

Note 12. Restatement and Reclassification of Financial Statements, page F-10

8. We note you restated your financial statements since the last amendment to
    reclassify the amount paid in excess of the shareholder loan to prepaid expense on
    your consolidated balance sheet and statement of cash flows. However, the date
    on your report of independent registered public accounting firm referencing your
    restated footnote (i.e. August 3, 2006) has not changed. Tell us your
    consideration of AU Section 530.05 where determining that no change was
    necessary to the date of the audit opinion.

        You may contact Chris White at (202) 551-3461 or Stephen Krikorian, the Branch
Chief - Accounting at (202) 551-3488 if you have questions regarding comments on the

financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853, Anne Nguyen Parker, Special Counsel, at (202) 551-3611, or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

CC: Gregg E. Jaclin
       Anslow & Jaclin, LLP
       195 Route 9 South, Suite 204
       Manalapan, NJ 07726
       FAX No. (732) 577-1188